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                                                                  EXHIBIT (a)(7)

                                      AIMCO
                   AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.
                           c/o The Altman Group, Inc.
                            1275 Valley Brook Avenue
                           Lyndhurst, New Jersey 07071

                               September 22, 2004

Dear Limited Partner:

         You should have already received the tender offer documents, including the Offer to Purchase, dated September 1, 2004, we recently mailed you offering to acquire your units of limited partnership interest in SECURED INCOME L.P. As of September 21, 2004, 52,719 units, or approximately 5%, had been tendered to us in response to this offer.

         Our offer provides you with an opportunity to gain liquidity for your investment for cash and to eliminate the cost and record keeping associated with limited partnership tax reporting. If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. However, you will not receive a K-1 in respect of your partnership income or loss after the tax year in which your units are purchased.

         If you retain your units, you will continue to be a limited partner, and you may not be able to liquidate your investment until the partnership terminates in 2036. Prior to that time, there is no assurance that the properties in which your partnership has an interest can be sold or if sold that they will be sold at prices that would generate unit values equal to or greater than the purchase price we are providing in our offer.

         WE DO NOT CURRENTLY INTEND TO MAKE ANY FURTHER TENDER OFFERS FOR INTERESTS IN YOUR PARTNERSHIP. As you know, the units in the partnership are illiquid, and it may be difficult to sell your investment in the partnership in the future.

         If you have not already done so, please remember that to accept our offer the enclosed Acknowledgement and Agreement must be received before September 29, 2004. If you have any questions or need assistance in completing the enclosed Acknowledgement and Agreement, please contact our information agent, The Altman Group, Inc., toll free, at (800) 217-9608.

         IF YOU HAVE WITHDRAWN YOUR UNITS FROM OUR OFFER, YOU MAY STILL TENDER YOUR UNITS IN OUR OFFER BY RETURNING THE ENCLOSED ACKNOWLEDGEMENT AND AGREEMENT BY SEPTEMBER 29, 2004. IF YOU HAVE ALREADY RESPONDED TO OUR OFFER, PLEASE DISREGARD THIS LETTER.

                                      AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                             THE ALTMAN GROUP, INC.


By Mail, Overnight Courier or Hand:   By Facsimile :          By Telephone:

    1275 Valley Brook Avenue          (201) 460-0050    TOLL FREE (800) 217-9608
  Lyndhurst, New Jersey 07071